EXHIBIT 12.1

BANK OF HAWAII CORPORATION

Statement Regarding Computation of Ratios

Twelve Months Ended December 31, 2002 & 2001

(in millions of dollars)	2002		2001

Earnings:
1. Income Before Income Taxes	$187.7		$240.0
2. Plus: Fixed Charges Including Interest on Deposits	148.0		369.0

3. Earnings Including Fixed Charges	335.7		609.0
4. Less: Interest on Deposits	84.3		217.3

5. Earnings Excluding Interest on Deposits	$251.4		$391.7

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$148.0		$369.0
7. Less: Interest on Deposits	84.3		217.3

8. Fixed Charges Excluding Interest on Deposits	$63.7		$151.7

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	2.3	x	1.7	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	3.9	x	2.6	x